Exhibit 99.1

IR-145

CNinsure Announces Changes to Board of Directors

GUANGZHOU, China, August 28, 2012 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced the resignation of Mr. Shangzhi Wu from the Company’s board of directors (the “Board”) following the expiration of his tenure and the appointment of Ms. Xiaojun Shang as a member of the Board, effective on August 24, 2012.

Ms. Shang has been an executive director of CDH Investments Management (Hong Kong) Limited, an asset management company based in Hong Kong, since October 2010. Prior to that, Ms. Shang was an executive director of CDH Investment Advisory Private Limited, a private equity fund management company based in Singapore, from 2009 to 2010, a vice president of CDH Investments Management (Hong Kong) Limited from 2007 to 2009 and a vice president of CDH China Management Company Limited from 2003 to 2007. Prior to joining CDH China Management Company Limited in 2003, Ms. Shang was an assistant vice president of GIC Special Investments’ Asia Pacific private equity group, focusing on direct investment opportunities in China. From 1997 to 2001, she worked for DBS Land Limited and CapitaLand Residential Limited in business development, strategic planning, asset management and corporate planning areas. Ms. Shang graduated with a Bachelor’s degree in Business Administration with first class honors in 1996 from the National University of Singapore.

“Dr. Wu has been on the Board since 2005, offering valuable advice and counsel on our strategic development and corporate governance. The Board highly appreciates his long-term and significant contribution to the Company,” said Mr. Yinan Hu, chairman of the Board.  “We are pleased to welcome Ms. Shang to the Board. Ms. Shang’s extensive investment experience in emerging markets will bring a fresh perspective to the Company’s business operations and her counsel will help guide the growth of the Company.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.